CANPLATS RESOURCES CORPORATION
#1180 — 999 WEST HASTINGS STREET
VANCOUVER, B.C., V6C 2W2

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

        NOTICE IS HEREBY GIVEN that the annual general meeting of the members of Canplats Resources Corporation (the “Company”) will be held in the Walker Room of the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Wednesday, the 17th day of December, 2003, at 2:00 p.m. (Vancouver time) for the following purposes:

1.	To receive the report of the Directors;

2.

To receive the audited financial statements of the Company for the year ended July 31, 2003 (with comparative statements relating to the preceding financial period) together with the report of the Auditors thereon;

3.	To elect Directors;

4.	To appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

5.	To approve the Company’s proposed 2003 Stock Option Plan.

6.	To ratify all acts and proceedings of the directors and officers since the last annual general meeting;

7.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

        Accompanying this Notice is the Company’s 2003 Annual Report (containing the Directors’ Report to Shareholders), the audited financial statements of the Company for the year ended July 31, 2003, an Information Circular, a Form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

        Members are entitled to vote at the Meeting either in person or by proxy. Those unable to attend are requested to read, complete, date, sign and return the enclosed Form of Proxy. Please advise the Company of any change in your mailing address.

        DATED at Vancouver, British Columbia, this 7th day of November, 2003.

BY ORDER OF THE BOARD

"Linda J. Sue"

Linda J. Sue, Corporate Secretary